Hogan Lovells US LLP Park Place II 7930 Jones Branch Drive, Ninth Floor McLean, VA 22102 T +1 703.610.6100 F +1 703.610.6200 www.hoganlovells.com July 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549-0407

Attn: Ivan Griswold

Re:	SecureWorks Holding Corporation

Draft Registration Statement on Form S-1

Submitted June 9, 2015

CIK No. 0001468666

Ladies and Gentlemen:

SecureWorks Holding Corporation (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “draft registration statement”) contained in the staff’s letter to the Company dated July 6, 2015. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

Together with its submission of this letter, the Company hereby submits on a confidential basis amendment no. 1 to the draft registration statement (the “amended draft registration statement”), which contains changes made in response to the staff’s comments, as well as certain updated information, including the Company’s financial results for the three months ended May 1, 2015 and May 2, 2014. We also are providing supplementally to the staff copies of the amended draft registration statement marked to show all changes to the submission made on June 9, 2015. The marked copies have been annotated to identify by cross-references to the applicable staff comment the location in the prospectus of the information provided in response to that comment.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

July 27, 2015

In response to the staff’s comment, the Company undertakes to provide the staff supplementally with copies of all written communications of the type referred to in the comment. The Company advises the staff that, as of the date of this letter, neither it nor any person on the Company’s behalf has presented potential investors with any such written communications.

2.	With respect to every third-party statement in your prospectus, such as the statistics provided by IDC, Forrester Research, and Gartner, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Lastly, please tell us whether any of the reports were prepared for you.

In response to the first part of the staff’s comment, we are providing supplementally to the staff with this letter the relevant portions of the industry research reports cited by the Company, which have been marked and cross-referenced as requested by the staff.

In response to the second part of the staff’s comment, the Company advises the staff that none of the foregoing reports was prepared for the Company.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

In response to the staff’s comment, the Company undertakes to provide the staff supplementally with a subsequent submission copies of all graphical materials and artwork the Company intends to use in the prospectus.

Prospectus Summary

Corporate Information, page 7

4.	You state that prior to the completion of the offering, you plan to reincorporate in the State of Delaware. Please tell us when you anticipate this reorganization to occur, and in particular whether the reincorporation will occur prior to effectiveness of the registration statement. Please also tell us whether the Delaware or Georgia entity will sign the registration statement.

In response to the staff’s comment, the Company advises the staff that, after its submission of the draft registration statement, the Company determined that its reincorporation from Georgia to Delaware, and the related change in its corporate name from SecureWorks Holding Corporation to SecureWorks Corp., will occur before the initial public filing of the registration statement. As a result, the Delaware entity under the corporate name SecureWorks Corp. will be identified in the filed registration statement as the issuer of the securities to be offered and will sign the registration

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July 27, 2015

statement. Consistent with the foregoing, the Company has revised the cover page and the signature pages to the amended draft registration statement and has included conforming disclosures on the front and back cover pages of the prospectus, on pages i, 1, and 7 to 8, and elsewhere where appropriate.

Risk Factors

Risks Related to Our Business and Our Industry

“Our technology alliance partnerships expose us to a range of risks…,” page 20

5.	This risk factor and the last risk factor on page 21 discuss risks related to your technology alliance partnerships and third-party technologies that are incorporated into your service technologies. It is unclear from these risk factors, and the discussion of your use of third-party technologies on page 80, the degree to which you rely on licenses or similar agreements generally, or any individual agreement in particular, for the use of such third-party technologies. Please revise to describe more specifically the extent to which you rely on these third-party technologies and agreements. To the extent material to your business, describe the nature of your use of technologies licensed from third parties, including the “key technology partners” identified on page 80, and summarize the material terms of the related licenses. In addition, please tell us what consideration you gave to filing any related license agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the first part of the staff’s comment, the Company has revised the disclosure on pages 87 to 88 of the amended draft registration statement to discuss the matters identified in the comment, and has also modified the risk factors noted by the staff on pages 20 and 21 of the amended draft registration statement.

In response to the second part of the staff’s comment, the Company does not believe that the filing of any license agreement as an exhibit to the registration statement is warranted. The Company’s license agreements are of a nature that ordinarily accompanies the type of business conducted by the Company. As a result, any such agreement would be subject to the filing requirement of Item 601(b)(10)(ii)(B) of Regulation S-K only if the agreement is one upon which the Company’s “business is substantially dependent.” The Company does not believe that it is “substantially dependent” on any single license agreement (including any group of related license agreements with the same party or parties), since the Company’s business does not depend to a “material extent,” on any single license agreement. Further, the Company believes that, if any single license agreement were to be terminated by the other party to the agreement, the Company would be able to secure rights to an equivalent or replacement technology from other parties at a cost and within a period that would not be materially adverse to the Company’s results of operations, although, as discussed in the risk factor, the loss of rights to the original technology might result in a temporary disruption of the Company’s business.

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Although the Company has disclosed that it is a party to license agreements and has identified the associated risks to assist investor understanding of this aspect of its business, the Company notes that the Commission has recognized that a registrant’s reference in its disclosures to a particular contract does not subject the contract to a filing requirement under Item 601(b)(10). In Securities Act Release No. 6149 (November 16, 1979), the Commission proposed amendments to the then-existing definition of “material contract” used for exhibit filing purposes. In its discussion of the proposed amendment, the Commission stated that “the requirement that any contract specifically referred to in the registration statement or report is deemed to be a material contract and thus filed as an exhibit to said filing has been deleted.” In explaining the reason for the deletion, the Commission observed that it “has always encouraged registrants, in addition to specifically required disclosure, to discuss in their filings whatever additional information they felt was appropriate in describing the registrant’s business or operations…. The Commission has determined that… the mere mention of such contracts should not impose an exhibit filing requirement.”

“If we are not able to maintain or enhance our brand…,” page 22

6.	You disclose that you believe that your association with Dell Inc. has helped you to build client relationships. We note in this regard that your website and various articles in the press refer to you as “Dell SecureWorks, Inc.” Please tell us whether you intend to continue using the Dell name following the initial public offering, and if not, consider disclosing this intention in connection with your discussion of risks arising from the potential lack of association between your company and Dell.

In response to the staff’s comment, the Company has revised the disclosure on page 22 of the amended draft registration statement to clarify that the Company will have only limited rights to continue marketing its services under the Dell name and brand after its initial public offering.

Industry and Market Data, page 40

7.	Please explain your statement that the Gartner report “represents data” but “is not a representation of fact.”

In response to the staff’s comment, the Company has modified the referenced sentence on page 41 of the amended draft registration statement to delete the reference to “data.”

Securities and Exchange Commission

July 27, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

General

8.	You state that your managed security services clients can choose how much control they maintain over their IT security infrastructure by selecting fully managed, co-managed or monitored service delivery options. Please tell us what consideration you gave to providing quantitative information regarding the number of users and corresponding revenues for each delivery option, and whether there are any related material trends.

In response to the staff’s comment, the Company notes that it manages its business on a consolidated basis, and accordingly, has limited information with respect to financial results for specific delivery options within its subscription services business. The Company does collect and monitor various cost and revenue data to understand the economics of each service offering, and to the extent that this information reflects trends in the Company’s business that would be meaningful to investors, including with respect to delivery options, the Company would expect to provide a discussion of those trends in relevant future filings. The Company does not believe, however, that obtaining and disclosing quantitative information related specifically to delivery options will enhance investors’ understanding of the Company’s business and results of operations for a number of reasons, including the fact that clients can have multiple types of service delivery options and often migrate between a managed, co-managed or monitored solution in response to changing circumstances.

Overview, page 50

9.	Expand the penultimate paragraph of this section, where you provide information on historical revenues, to also provide corresponding information regarding net losses.

In response to the staff’s comment, the Company has revised the referenced disclosure on page 53 of the amended draft registration statement to provide corresponding information regarding net losses.

10.	Please consider revising your disclosure in this section to ensure that it discusses all key challenges you are facing and how management plans to address them. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of Release No. 33-8350. For example, consider expanding your overview to describe more clearly your plans to eventually generate profits. We note in this regard your statements on page 52 that you believe that investments in your platform, service development, and sales and marketing will contribute to revenue growth or improved operating results in the long-term, but may adversely affect near-term profitability. Also, consider expanding your discussion to address the challenges related to increasing revenues generated outside the United States.

In response to the staff’s comment, the Company has revised the disclosure on page 54 of the amended draft registration statement under “Key Factors Affecting Our Performance” to clarify that the Company’s long-term success will depend on its ability to effectively manage its investments in its people, its Counter Threat Platform, and its research and development activities.

Securities and Exchange Commission

July 27, 2015

Further in response to the staff’s comment, the Company notes that due to the numerous, constantly evolving challenges presented by the nature of its industry, the Company does not believe it is practicable to provide additional meaningful information, beyond the extensive information about the key drivers of its performance and the principal elements of its growth strategy already disclosed in the amended draft registration statement, regarding the Company’s plans to generate operating profits. In addition, with respect to the staff’s comment regarding possible expansion of the Company’s disclosure to address the challenges related to increasing revenues outside of the United States, the Company acknowledges to the staff that, as disclosed in the draft registration statement, it views its ability to expand internationally as a key growth opportunity. Because cyber attacks represent a global threat, however, the Company does not perceive international risks and challenges relating to revenue growth to be sufficiently different from domestic ones as to warrant a separate discussion. As the Company’s international operations expand, the Company may face risks and challenges raised by its operations in particular regions and countries, and to the extent it does so, the Company will address those risks and challenges in its filings for the applicable period.

11.	We note your disclosure on page 16, where you state that you expect pricing pressures within the information security market to intensify as a result of action by your larger competitors to reduce the prices of their security monitoring, detection and prevention products, and managed security services. Tell us what consideration you gave to identifying and discussing the risks, opportunities and challenges resulting from this expectation in your overview.

In response to the staff’s comment, the Company has included the referenced disclosure on page 54 of the amended draft registration statement in the “Key Factors Affecting Performance” section of management’s discussion and analysis, which refers to the risk factor section for a detailed discussion of the competition risk and other risks facing the Company’s business.

In preparing the discussion that provides background to management’s analysis of the Company’s historical operating results, the Company carefully considered disclosure, in the “Overview” and other background sections, of the risks, opportunities and challenges resulting from its expectation of intensified competition (including associated pricing pressures). As a result of that consideration, in those disclosures, the Company:

•	Identified the critical factors in implementing its business plan that it believes it must execute efficiently and effectively to maintain or improve its competitive position, under “Key Factors Affecting Our Performance” on pages 53 to 55 of the amended draft registration statement

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•	Identified the key elements of the growth strategy it believes will enable it to compete more effectively, under “Key Operating Metrics” on pages 55 to 56 of the amended draft registration statement

•	Disclosed under “Components of Results of Operations — Revenue” on page 59 of the draft amended registration statement that the Company may adjust the pricing of its services to meet pricing pressures from competitors

Accordingly, no other additional disclosure is proposed.

Key Operating Metrics, page 53

12.	We note your presentation of a retention rate metric. Please revise to clarify that this is a revenue metric rather than a reflection of the rate at which customers are retained. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

In response to the staff’s comment, the Company has revised the disclosure on page 56 of the amended draft registration statement under “Key Operating Metrics” to clarify that the retention rate metric is a revenue metric.

Basis of Presentation, page 55

13.	You disclose that you have presented the operating results for the successor period ended January 31, 2014 and the predecessor period ended October 28, 2013 as results of one combined entity although the predecessor and successor periods within the year ended January 31, 2014 are not directly comparable due to the associated effects of the going-private transaction. It appears that these “Combined” amounts merely combine pre- and post-transaction periods without reflecting all relevant pro forma adjustments to give effect to the going-private transaction. Please note that a supplemental presentation and discussion based on “pro forma” financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre- and post- acquisition periods. Also note that the presentation requirements contained in Article 11 should be provided. Please revise your fiscal year ended January 31, 2014 presentation to reflect all relevant pro forma adjustments.

In response to the staff’s comment, the Company has revised and expanded the disclosure on pages 57 to 58 of the amended draft registration statement to provide supplemental pro forma information prepared as outlined in Article 11 of Regulation S-X, as well as a discussion of the Company’s fiscal 2014 operating results prepared on that basis. The Company directs the staff’s attention to the statement on page 57 indicating that the successor periods reflected in the Company’s combined statements of operations refer to the operating results of the successor entity, which was established as a result of the decision to utilize pushdown accounting for Dell’s going-private transaction. As a

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result of this decision, all of the Company’s assets and liabilities were accounted for and recognized at fair value as of the transaction date. Due to the impact of purchase accounting related to the going-private transaction, during the successor periods, the Company recognized purchase accounting adjustments, primarily related to deferred revenue, and an increase in amortization of intangibles. These adjustments are the only ongoing impact to the Company’s combined statements of operations resulting from the going-private transaction, and there are no other pro forma adjustments as required by Article 11 of Regulation S-X. In addition, as the statement of financial position is presented as of January 30, 2015 and January 31, 2014, both dates reflect the basis of accounting recognized in connection with Dell’s going-private transaction.

Results of Operations, page 57

14.	You attribute your revenue increases during fiscal 2014 and 2015 to rapid growth in the information security services. Please tell us what consideration you have given to providing more particularized discussions of the factors that drove revenue increases for each category of service you offer.

In response to the staff’s comment, the Company notes that, as disclosed in the draft registration statement, it manages its security offerings as part of an overall solution. Accordingly, for the periods presented, the Company has not identified any unique drivers in the industry that would lead to revenue growth for specific categories of its services offerings. The choice of security solution for the Company’s clients is determined primarily by the unique circumstance of its business environment. The Company believes that, overall, as described in the draft registration statement, the increasingly challenging information security threat environment has been the largest contributor to its growth over the past three years. As its business matures, and to the extent that the Company identifies trends related to specific categories of its services offerings, it will discuss those trends in its filings for the applicable future period.

Business, page 67

General

15.	Please tell us what consideration you gave to expanding this section to include a discussion of the effect of governmental regulations on your business, to the extent material, including the implications of having clients being regulated by members of the Federal Financial Institutions Examination Council, as disclosed on page 17 of your risk factors.

The Company does not believe that its business is currently subject to any governmental regulation of a significance sufficient to warrant discussion of such regulation in the “General” section of “Business” in addition to discussion elsewhere in the prospectus. In response to the staff’s comment, however, the Company has expanded the discussion under “Business — Our Clients” on page 84 of the amended draft registration statement to include a summary, consistent with the referenced risk factor, of the implications of having clients regulated by members of the Federal Financial Institutions Examination Council.

Securities and Exchange Commission

July 27, 2015

Our Technology Platform, page 78

16.	Please expand the flowchart explaining the key components of your architecture to define and describe the acronyms employed, such as API, ITIL, and VLDB.

In response to the staff’s comment, the Company has revised the flowchart on page 85 of the amended draft registration statement to replace all acronyms with the related industry terms. The Company notes that all of the industry terms referred to by the staff are discussed following the flowchart in the amended draft registration statement, including API (Application Program Interface), on page 86, ITIL (Information Technology Infrastructure Library), on page 87, and VLDB (Very Large Database), on page 86.

Sales, page 87

17.	Please tell us what consideration you gave to disclosing the percentage of your revenues for fiscal 2015 that were generated by your direct sales force in collaboration with members of Dell’s sales force.

In response to the staff’s comment, the Company advises the staff that the amount of revenue generated by the Company’s direct sales force in collaboration with members of Dell’s sales force is not a metric that the Company currently tracks or would be able to ascertain without substantial effort due to a number of complexities related to assembling such data. Because Dell sells comprehensive information technology solutions to organizations, from time to time members of Dell’s sales force will accompany, collaborate with, or otherwise assist (through referrals or otherwise) members of the Company’s sales force in their sales efforts. The Company’s management, however, has not historically considered the amount of revenue which is generated in such manner to be a metric that is critical to oversight of its sales process or otherwise necessary to monitor for internal reporting purposes. The Company nonetheless believes that the reference on page 94 of the amended draft registration statement to collaborative efforts is accurate as currently formulated, because the nature of such sales would inherently cause them to be included as part of the approximately 94% of fiscal 2015 revenue attributed in the disclosure to direct, as opposed to channel partner, sales.

Executive Compensation, page 97

18.	Please explain to us how you determined that you only had two named executive officers for fiscal 2015. In that regard, we note that the “Management Team” section of your website lists numerous executive directors that may be in charge of a principal business unit, division or function, or perform a policy making function. Refer to Item 402(m)(2) of Regulation S-K.

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In response to the staff’s comment, the Company advises the staff that it considered the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act in determining that, as disclosed in the draft registration statement, only Mr. Cote and Mr. Winkler served as the Company’s executive officers at any time during its 2015 fiscal year and therefore only those employees should be identified as “named executive officers” in the summary compensation table. In accordance with the Commission staff’s guidance, the Company considered that the determination of executive officer status must address the nature of an employee’s duties and functions. In evaluating the duties and functions of the employees identified in the “Management Team” section of its website, the Company concluded that no such employee other than Mr. Cote and Mr. Winkler (1) performed policy-making functions or (2) was “in charge of a principal business unit, division, or function.” During the Company’s 2015 fiscal year, among such employees, Mr. Cote and Mr. Winkler exclusively exercised policy-making and executive operational authority with respect to the Company’s affairs generally and with respect to each of the Company’s principal business functions, including with respect to such matters as strategic direction, expenditures, material contracting and staffing. All major decisions relating to any principal business function required the approval of either Mr. Cote or Mr. Winkler. As disclosed on pages 100 to 101 of the amended draft registration statement, in July 2015, the Company added a new Chief Financial Officer to the executive officer team who has assumed the role of Principal Financial Officer.

Certain Relationships and Related Transactions Relationship with Dell, page 109

19.	In the context of your discussion of Dell’s going-private transaction, you state that before the completion of this offering, your guarantees of Dell’s indebtedness and the pledge of your assets will be terminated, and you will cease to be subject to the restrictions of the agreements governing the indebtedness. Please tell us whether you intend to file the agreement(s) evidencing this termination. Refer to Item 601(b)(10)(i) of Regulation S-K.

In response to the staff’s comment, the Company does not intend to file as exhibits to the registration statement any of the officer certificates, UCC statements and other instruments evidencing the termination of its guarantees of Dell’s indebtedness and related pledge of its assets. The instruments of termination will be executed, and the foregoing terminations will be fully effective and the Company’s performance thereunder completed, before the initial public filing of the registration statement. The instruments are prescribed by the agreements governing the applicable indebtedness. In light of their largely procedural character, the instruments will not contain any information that would be relevant to an investor’s understanding of the Company or its securities. Accordingly, the Company does not believe that the termination instruments will constitute “material” agreements within the meaning of Item 601(b)(10)(i) of Regulation S-K.

Securities and Exchange Commission

July 27, 2015

Intellectual Property Agreements, page 112

20.	You state that you will enter into a patent license agreement before completion of this offering, pursuant to which (i) you will grant to Dell a non-exclusive, worldwide, fully paid-up and sub-licensable license in all patents owned by you as of the date of the agreement, as well as future patents filed by you after such date, together with subsequent improvements on all such patent, and (ii) Dell will grant to you a non-exclusive, worldwide and fully paid-up license in all patents owned by Dell that are used or contemplated for future use by you in your business as of the date of the agreement, together with subsequent improvements on such patents. Tell us what consideration you gave to expanding your risk factor disclosure to include a separately captioned risk factor discussing the material risks, if any, related to this arrangement.

In response to the staff’s comment, the Company notes that risks related to the referenced patents and cross-licenses are discussed in (a) the first two risk factors presented under the heading “Risks Related to Intellectual Property” on page 26 of the amended draft registration statement, the first of which specifically addresses risks related to the patents to be contributed by the Company and Dell, respectively, under the cross-licenses, and (b) the second risk factor presented under the heading “Risks Related to Our Relationship with Dell and Denali” on page 29 of the amended draft registration statement, which addresses risks related to the terms of the cross-licenses, the Company’s ability to negotiate renewals or amendments to the cross-licenses, and any disputes by the Company and Dell relating to their ongoing relationships, such as disputes arising under the cross-licenses. The Company does not believe that consolidating the foregoing disclosures in a separately-captioned risk factor, isolated from the broader context in which those disclosures currently appear, would enhance investor understanding of the risks. Accordingly, no revised disclosure is proposed.

Tax Matters Agreement, page 113

21.	You describe the nature and terms of the tax matters agreement and explain that each member of a consolidated group generally is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during that year. You also state that Denali has agreed to indemnify you for any liability not discharged by any other member of the Dell consolidated group for any taxable years during which you were, or one of your subsidiaries was, a member of the consolidated group. Although we note your references to the tax matters agreement on page 29, in the context of your discussion of potential conflicts with your parent company, and on page 31, where you discuss the restrictions on capital raising included in the agreement, tell us what consideration you gave to the inclusion of a separately captioned risk factor, discussing the material risks, if any, related to being a member of a consolidated group for income tax purposes, including the treatment of net operating losses.

Securities and Exchange Commission

July 27, 2015

In response to the staff’s comment, the Company does not believe that there are material risks related to its being a member of a consolidated group for U.S. federal income tax purposes, including for purposes of the treatment of net operating losses, that would warrant inclusion of a separately-captioned risk factor or other risk factor disclosure. The Company understands that, if the Denali consolidated group should not be able to utilize the tax assets generated by the Company, the valuation of the Company’s deferred tax assets may adversely affect the Company’s earnings performance, if any impairment is recorded. The Company does not believe, however, that there is a material risk of impairment that would justify disclosure of the type suggested by the staff, since the Denali consolidated group has had sufficient taxable income historically to utilize the Company’s tax assets, and the Company believes that the Denali consolidated group will have sufficient taxable income to utilize the Company’s tax assets in future periods. The Company also acknowledges that, although Denali will agree to indemnify the Company for any liability not discharged by any other member of the consolidated group for any taxable years during which the Company was a member of the consolidated group, the Company could suffer an unreimbursed loss attributable to the tax liability of another member of the consolidated group if Denali should not have the ability to fulfill its indemnification obligations. Nevertheless, given the financial resources and prospects of Denali, the Company does not consider any such risk of nonperformance to be material.

Description of Capital Stock

Exclusive Forum Charter Provision, page 124

22.	Please tell us what consideration you have given to including risk factor disclosure addressing the impact of the exclusive forum provision on investors. Please note that we may have additional comments once you have filed your charter documents.

In response to the staff’s comment, the Company has included a separate risk factor on page 36 of the amended draft registration statement that addresses the impact on investors of the exclusive forum provisions in the Company’s bylaws.

Combined Financial Statements

Combined Statements of Cash Flows, page F-7

23.	Provide us with a disaggregation of the payments and receipts included in the financing activities line “Net transfers from parent.” Revise to present the amounts gross unless otherwise permitted by ASC 230-10-45-7 to 9. Tell us the basis for and nature of the differences between the net amounts reported here and the “Net transfers from parent” in the Combined Statements of Parent Company Equity on page F-8.

In response to the staff’s comment, the Company advises the staff that for the reasons set forth below, it believes a net presentation of payments and receipts is permitted by ASC 230-10-45-8.

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The Company notes that ASC 230-10-45-8 states that “[f]or certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and client accounts payable of a broker-dealer, the entity is substantively holding or disbursing cash on behalf of its clients. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities.”

As described on page 68 of the draft registration statement, “[o]ur combined statements of cash flows for the following periods were derived from the accounting records of Dell and us. Dell has funded our operating activities as needed and transferred our excess cash at its discretion. These cash transfers are reflected as a component of “Parent company investment” within the combined statements of financial position, and accordingly, are classified as a change in cash from financing activities in our combined statements of cash flows.”

The substantial majority of the cash transfers to and from Dell were captured as part of a daily cash sweep process, and because these cash transfers were intended to fund the Company’s operations or to supplement Dell’s liquidity as necessary, the gross amounts of these transfers could in some circumstances be large. Accordingly, the Company believes the criteria of ASC 230-10-45-8 set forth above apply to the financing section of the Company’s combined statements of cash flows, and as such, a net presentation is permitted.

Further in response to the staff’s comment, the Company notes that the combined statements of parent company equity on page F-8 include activities between the Company and Dell that were not cash settled, and accordingly, are not reflected as cash flows from financing activities. Such activities include an allocation of overhead costs incurred by Dell on behalf of the Company and contributions or assumptions of assets and liabilities between Dell and the Company, all of which are reflected as non-cash net transfers in the combined statements of parent company equity.

Notes to Combined Financial Statements Note 2 — Significant Accounting Policies

Revenue Recognition, page F-12

24.	We note your disclosure that subscription services arrangements typically include security services, the associated hardware appliance, up-front installation fees and maintenance agreements, which are all typically deferred and recognized over the life of the related agreement. Regarding the up-front installation fees, please describe for us the nature of up-front installation services performed. Revise to disclose whether installation fees are non-refundable and your determination as to whether the services have standalone value to the customer pursuant to ASC 605-25-5.

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July 27, 2015

In response to the staff’s comment, the Company notes that its clients pay an up-front fee for installation services in conjunction with their appliance purchase. These services are provided by the Company’s employees, who configure and optimize appliances for the client and ensure that all components of the device are functioning properly, enabling the client’s network to be connected to the Company’s network so that the subscription services can be delivered, as described on page F-13 of the draft registration statement.

The Company evaluates all deliverables in a revenue arrangement to determine if they are considered separate units of accounting. In order to be considered a separate unit of accounting, the deliverables must meet the criteria set forth below, as prescribed by ASC 605-25-25-5:

1. The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

The security service is the essential element of the contract with the Company’s clients, and the related installation services are provided only to enable the commencement and ongoing delivery of this service. Although security services can be obtained from other vendors, the Company’s suite of services could not be installed by another provider. In addition, the Company does not sell installation services separately to clients without subscription services. Finally, the client would not be able to resell the installation services on a stand-alone basis. This suggests that the installation fees do not have stand-alone value pursuant to ASC 605-25 and would not qualify as a separate unit of accounting.

2. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The installation fees are non-refundable charges in the Company’s arrangements. The delivery or performance of the undelivered items which consists of the related appliance, maintenance and subscription services are considered probable and substantially within the control of the Company.

Further in response to the staff’s comment, the Company has revised the presentation on page F-13 of the amended draft registration statement to disclose that installation fees are non-refundable and do not have stand-alone value to the client pursuant to ASC 605-25-5.

Securities and Exchange Commission

July 27, 2015

25.	Your hardware appliance contains software components that do not provide customers with the right to take possession of software licenses supporting the services. Please tell us if other software components may be included with the devices that are not associated with services support and explain your accounting for such software.

In response to the staff’s comment, the Company notes that its hardware appliances and related software components enable the delivery of the Company’s security services. The device’s software components, whether consisting of one or several components, are included strictly for the purpose of enabling the device to support the subscription services, as described on page F-13 of the amended draft registration statement. There are no other software components included with the devices that are not associated with subscription services.

26.	We note your disclosure on page F-13 that the company has determined that it is the primary obligor in any arrangements that include third-party hardware sold in connection with services offerings. Please describe for us the nature of the arrangements involving third-party hardware sales and describe your analysis of all of the factors in ASC 605-4545.

In response to the staff’s comment, the Company describes below the arrangements involving third-party hardware, and its analysis supporting its determination that it is the primary obligor in those arrangements.

The Company’s subscription services arrangements typically include security services, the associated hardware appliance, up-front installation fees and maintenance agreements. The Company will purchase the hardware appliance and related maintenance agreement from a third-party vendor, and then sell the device and related maintenance to enable the Company’s suite of security services with the client. Specifically, the hardware appliance is managed by the Company and does not provide additional functionality beyond use in the Company’s security services, and the third-party manufacturers do not have a contractual relationship with the client. The maintenance agreement provides access for the Company to the vendor for matters that cannot be remedied directly with the client; however, the Company is responsible for delivering the ordered maintenance and addressing any dissatisfaction with it.

In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance outlined in ASC 605-45-45. Because the Company is the primary obligor, as discussed below, and is responsible for (1) providing the service that is enabled by the appliance, (2) establishing the selling prices for the hardware appliances, and (3) performing all billing and collection activities, including retaining credit risk, the Company has concluded that it acts as the principal in these arrangements and therefore reports revenues and cost of revenues on a gross basis. The Company’s analysis of the indicators of gross reporting follows.

Securities and Exchange Commission

July 27, 2015

1. The company is the primary obligor in the arrangement

The primary obligor in an arrangement is the party responsible for providing to the client the product or service that is the subject of the arrangement. In other words, the primary obligor is the party that the client looks to for the provision of the product or service for which it has contracted, and for remedy if it is dissatisfied with the product or service received. The Company contracts directly with the client to deliver a suite of managed security services and threat intelligence services that are proactively monitoring the client’s information system infrastructure. To deliver these services, all appliances must be connected and constantly operating. If the hardware component is not in operation, the Company cannot provide the services which it is solely obligated to provide to the client. In instances when the appliance is provided by a third-party vendor, it is typical for certain conditions to be “flowed-down” to the end-client. However, the Company is generally responsible for delivering the service enabled by the equipment and servicing client “helpdesk” or maintenance questions from the client. The Company’s vendor agreements support the accuracy of the above statement by providing, for example, that: “…Dell acknowledges and agrees it has the sole responsibility to support and provide maintenance (of hardware and software components) to End Users.” Despite the presence of third-party components used to enable the Company’s suite of services, the Company remains the primary obligor in the client arrangement.

2. The company has general inventory risk (before a customer order is placed or upon customer return)

The Company does not typically take title to the third-party hardware before that product is ordered by a client; however, the Company will take title to the product if it is returned after the service period has concluded.

3. The company has latitude in establishing price for its security solutions

All pricing is negotiated between the Company and clients. The Company is solely involved in the pricing negotiations and has latitude in setting the prices for the delivery of hardware appliances and related maintenance agreements as part of its bundled security solution.

4. The company changes the product or performs part of the service

The Company sells third-party hardware that is configured to interact with the Company in order to provide subscription services to the client. The Company may be installing, but is not generally modifying, the third-party appliances after purchase before providing it to the end-client.

Securities and Exchange Commission

July 27, 2015

5. The company has discretion in supplier selection

The Company has full discretion in selecting suppliers for third-party hardware. The client may request third-party appliances it prefers to the extent that the Company can utilize such appliances to enable the Company’s subscription services.

6. The company is involved in the determination of product or service specifications

All hardware appliances which are sold are set up by the Company and the Company is involved in determining which hardware appliances are necessary to satisfy each client’s security services specifications.

7. The company has physical loss inventory risk

The Company does not obtain title or bear the risk of loss for third-party appliances sold in connection with its security services.

8. The company has credit risk

The Company has risk of loss for clients that do not pay for the appliances and related maintenance or support. For example, under a typical client arrangement, the Company pays the vendor for the hardware and is not entitled to a refund if the client does not pay for the third-party product. The Company often will re-purpose any third-party appliance that the client does not pay for.

In the formulation of the Company’s revenue reporting policy, it considered the application of the guidance contained within ASC 605-45-45 as described above, and in the judgment of the Company, gross presentation is appropriate and consistent with the guidelines outlined within ASC 605-45-45.

Software Development Costs, page F-13

27.	Please clarify the reason for the timing of the application development stage beginning prior to the preliminary project stage completion. Explain in greater detail why this pattern results in no significant software development cost capitalization as of January 30, 2015 or January 31, 2014. Tell us the amounts and where you have recorded any related capitalized costs. Also tell us and disclose how you account for upgrades and enhancements to your internal — use computer software and the authoritative basis for your accounting.

The effectiveness of the Company’s security services is directly linked to its ability to continuously update its proprietary Counter Threat Platform, which constitutes the core of the Company’s intelligence-driven information security services. Due to the impact of purchase accounting related to Dell’s going-private transaction, costs related to the initial development of the Counter Threat Platform were recognized at fair value on the transaction date as an acquired intangible asset. This asset is being amortized over a weighted average useful life of 9.9 years.

Securities and Exchange Commission

July 27, 2015

The Company notes that FASB Accounting Standards Codification 350-40 is the guidance which governs the capitalization of both the costs of acquiring third-party software and the internal costs of designing, developing and testing software that will be used internally and not marketed to clients. Updates are incorporated into the platform on a real-time basis to provide additional context regarding “security events” or “threat events” in order to address the actionable security information the Company provides. The Company views these updates to be similar to maintenance in terms of the appropriate accounting methodology to be applied.

For the fiscal periods presented, the substantial majority of development costs are related to the ongoing updates to the Counter Threat Platform, as opposed to the provision of additional functionality through targeted or specific upgrades. Accordingly, the Company has not capitalized any material software development costs as of January 30, 2015 or January 31, 2014. Should the Company expand the functionality or significantly upgrade the Counter Threat Platform or its other technology platforms, the Company will capitalize the associated costs when the application stage commences in accordance with ASC 350-40.

The Company’s reference to software developed for internal use within the Significant Accounting Policies on page F-14 was intended as a general acknowledgement that the Company expenses as incurred those costs which are related to internally developed software for the reasons stated above. In response to the staff’s comment, the Company has revised the referenced disclosure on page F-14 of the amended draft registration statement to clarify the reasons why the Company has not capitalized the software development costs.

Note 5 — Commitments and Contingencies, page F-18

28.	You disclose that management does not believe that the ultimate outcome of the disclosed unresolved matter is likely to have a material adverse effect on the company’s financial position, results of operations or cash flows. Please revise to include a conclusion that addresses reasonably possible losses in excess of amounts accrued, if any, for all pending legal or other proceedings in the aggregate. Refer to paragraphs 50-3 and 50-4 of ASC 450-20-50.

In response to the staff’s comment, the Company has revised the disclosure on page F-19 of the amended draft registration statement, and added disclosure on page F-35, to include a conclusion that addresses reasonably possible losses in connection with the disclosed unresolved matter, which is the Company’s only pending proceeding.

Note 9 — Related Party Transactions, page F-26

29.	We note your disclosure that the historical financial statements do not purport to reflect what results of operations, financial position, equity or cash flows which would have been if the company had operated as a stand-alone public company. Please revise to provide an estimate, if practicable, of what the expenses would have been on a standalone basis, as if the company had operated as an unaffiliated entity. Please refer to Question 2 of SAB Topic 1.B.1.

Securities and Exchange Commission

July 27, 2015

In response to the staff’s comment, the Company notes that, pursuant to Question 2 of SAB Topic 1.B.1, the staff has required footnote disclosure, when practicable, of “management’s estimate of what the expenses (other than income taxes and interest) would have been on a stand-alone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity.” The Company has considered this guidance, and advises the staff that the Company does not believe that disclosure of management’s estimate of stand-alone basis expenses for the Company is practicable because such amounts would be derived from estimates based on highly subjective and hypothetical assumptions. To address the concerns raised by the staff, however, the Company has revised the disclosure on page F-26 of the amended draft registration statement to refer to such assumptions.

Exhibit Index

30.	We note that many of your exhibits, including the agreements relating to your arrangements with Denali and Dell and their subsidiaries after the offering, will be filed by amendment. Please file them as soon as possible, and note that we will need sufficient time to review these materials and the related disclosures in your registration statement prior to accelerating effectiveness.

In response to the staff’s comment, the Company hereby submits executed copies of the agreements that are described under “Certain Relationships and Related Transactions — Operating and Other Agreements Between Dell or Denali and Us” and that are identified as Exhibits 10.1 through 10.9 in the Exhibit Index under Item 16(a) of the amended draft registration statement. The Company acknowledges the staff’s comment that the staff will need sufficient time to review the remaining exhibits prior to accelerating effectiveness.

*        *        *         *

If the staff has any questions or requires additional information concerning the amended draft registration statement or related matters, please contact the undersigned at (703) 610-6189 or, in my absence, Richard Parrino of our firm at (202) 637-5530.

Very truly yours,

/s/ Kevin K. Greenslade Kevin K. Greenslade

Enclosures

cc (w/encl):	Michael R. Cote
President and Chief Executive Officer
SecureWorks Holding Corporation

Janet B. Wright
Vice President-Corporate, Securities & Finance Counsel
Dell Inc.